UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 4, 2021
(Date of earliest event reported)

LIGHTHOUSE LIFE CAPITAL, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-2947076
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 E. Hector Street, Suite 415
Conshohocken, PA 19428
(Full mailing address of principal executive offices)

445-200-5650
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
8.5 % Senior Beacon Bonds and 6.5% Senior Beacon Bonds

ITEM 9. OTHER EVENTS

Lighthouse Life Capital, LLC (the “Company”) has replaced the Form of Class B Bond in its entirety to correct an error in Section 6(a) of the Form of Class B Bond. There has been no change to the previously disclosed redemption terms.

The Form of Class B Bond is filed by the Company as Exhibit 3(c), to this Current Report on Form 1-U and is incorporated by reference into this Item 9.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On January 4, 2021 the Company named Jennifer Felice Breen as its Chief Financial Officer of our sole member replacing James J. Dodaro in that role. Prior to joining the Company, Ms. Breen worked at Resource Real Estate in Philadelphia, PA, serving as Vice President and Chief Accounting Officer for non-traded REIT’s. Previously, Ms. Breen was a Senior Manager at KPMG, LLP and has worked in accounting in finance roles at ACE INA Holdings, Inc., Iomega Corporation, Tekni-Plex, Inc. and AC Lordi. Ms. Breen earned an Executive MBA from the Erivan K. Haub School of Business at Saint Joseph’s University and a Bachelor of Science in Accounting from Rider University. Mr. Dodaro will continue in his role as Chief Investment Officer.

Exhibits

Exhibit No.
Description of Exhibit

3(c)
Form of Class B Bond

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lighthouse Life Capital, LLC, a Delaware limited liability company

By:	LHL Strategies, Inc.,
a Delaware corporation
Its:	Sole Member

By:	/s/ Michael D. Freedman
Name:	Michael D. Freedman
Its:	Chief Executive Officer